VIA EDGAR

December 22, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dan Crawford

Re:	Cognition Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-292240

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cognition Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 23, 2025 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Rachael Bushey at (445) 207-7805.

If you have any questions regarding this request, please contact Rachael Bushey of Goodwin Procter LLP at (445) 207-7805.

Sincerely,

Cognition Therapeutics, Inc.

/s/ Lisa Ricciardi
Lisa Ricciardi
Chief Executive Officer

cc:	John Doyle, Cognition Therapeutics, Inc.
Justin Platt, Esq., Goodwin Procter LLP